Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

Audited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2021 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2021	31.12.2020	31.03.2020	31.03.2021	31.03.2020
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenues	47,284	49,296	44,318	189,722	174,600
2	Cost of revenues	21,909	22,758	21,510	86,645	80,591
3	Gross profit (1 - 2)	25,375	26,538	22,808	103,077	94,009
4	Selling, general and administrative expenses	14,279	14,387	12,177	54,559	50,129
5	Research and development expenses	4,094	4,108	4,190	16,541	15,410
6	Impairment of non current assets	15	5,972	7	6,768	16,767
7	Other income, net	(587)	(128)	(168)	(982)	(4,290)
	Total operating expenses	17,801	24,339	16,206	76,886	78,016
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	7,574	2,199	6,602	26,191	15,993
	Finance income	615	681	665	2,623	2,461
	Finance expense	(297)	(188)	(230)	(970)	(983)
9	Finance income, net	318	493	435	1,653	1,478
10	Share of profit of equity accounted investees, net of tax	179	151	105	480	561
11	Profit before tax (8 + 9 + 10)	8,071	2,843	7,142	28,324	18,032
12	Tax expense/(benefit), net	2,536	2,645	(500)	9,175	(1,466)
13	Profit for the period / year (11 -12)	5,535	198	7,642	19,149	19,498
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	33.38	1.19	46.10	115.47	117.63
	Diluted earnings per share of Rs.5/- each	33.29	1.19	46.01	115.14	117.40
		(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2021	31.12.2020	31.03.2020	31.03.2021	31.03.2020
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	9,796	8,745	8,673	38,887	31,657
	b) Global Generics	38,737	40,751	36,398	154,404	138,123
	c) Proprietary Products	243	124	2	523	7,949
	d) Others	389	1,412	723	2,813	2,781
	Total	49,165	51,032	45,796	196,627	180,510
	Less: Inter-segment revenues	1,881	1,736	1,478	6,905	5,910
	Net revenues	47,284	49,296	44,318	189,722	174,600

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,513	1,773	2,043	9,426	6,190
	b) Global Generics	22,446	23,454	20,332	91,111	78,449
	c) Proprietary Products	238	100	(7)	482	7,744
	d) Others	178	1,211	440	2,058	1,626
	Total	25,375	26,538	22,808	103,077	94,009
	Less: Selling and other un-allocable expenditure, net of other income	17,304	23,695	15,666	74,753	75,977
	Total profit before tax	8,071	2,843	7,142	28,324	18,032

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The audited results have been reviewed by the Audit Committee of the Board on 13 May 2021 and approved by the Board of Directors of the Company at their meeting held on 14 May 2021. The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2

During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:

- Rs. 3,180 million relating to Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to NuvaRing®);

- Rs. 1,587 million relating to Saxagliptin and metformin (generic version of Kombiglyze-XR) and Phentermine and Topiramate (generic version of Qsymia®); and

- Rs. 1,955 million relating to other intangible assets forming part of the Company's Global Generics and Proprietary Products segments.

In addition, an amount of Rs. 46 million was recorded as impairment loss pertaining to property, plant and equipment on write-down of assets to fair value less costs to sell forming part of Company’s Global generics segment.

3

Tax expense for the year ended 31 March 2021 includes the following:

- Rs. 1,012 million of benefit, in the quarter ended 30 June 2020, on account of recognition of deferred tax asset consequrnt to a planned restructuring activity between the Group companies; and

- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of derecognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

4	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Ltd. to acquire, certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles.

5	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

6	The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the US Foreign Corrupt Practices Act. A legal Firm is conducting the investigation at the instruction of a Committee of the Company Board of Directors. The investigation is ongoing. The Company has disclosed the matter to the US Department of Justice, Securities and Exchange Commission and Securities Exchange Board of India. While the matter may result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which could lead to civil and criminal sanctions under relevant laws, the probability of such action and the outcome are not reasonably ascertainable at this time.

7	"Revenues" for the year ended 31 March 2020 include an amount of Rs. 7,486 million (U.S.$108.7 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

8	"Other income, net" for the year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

9	Total impairment charge for the year ended 31 March 2020 is Rs. 16,767 million, of which Rs. 11,137 million was towards impairment of gNuvaring, Rs. 4,385 million was towards ramelteon, tobramycin and imiquimod, and the balance is towards other product related intangibles forming part of the Company’s Global generics and Proprietary Products segments.

10

Tax benefit for the year ended 31 March 2020 was primarily due to recognition of deferred tax asset of:

- Rs. 4,989 million towards MAT recoverable pursuant to enactment of Taxation Laws (Amendment) Act, 2019;

- Rs. 1,264 million pursuant to a planned restructuring activity between the group Companies.

11	Consolidated statements of financial position

	All amounts in Indian Rupees millions
	As at	As at
	31.03.2021	31.03.2020
Particulars	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	14,829	2,053
Other investments	19,744	23,687
Trade and other receivables	49,641	50,278
Inventories	45,412	35,066
Derivative financial instruments	1,218	1,105
Tax assets	2,745	4,379
Other current assets	14,509	13,802
Total current assets before assets held for sale	148,098	130,370
Assets held for sale	151	-
Total current assets	148,249	130,370
Non-current assets
Property, plant and equipment	57,111	52,332
Goodwill	4,568	3,994
Other intangible assets	35,648	27,659
Trade and other receivables	118	1,737
Investment in equity accounted investees	3,375	2,763
Other investments	4,958	328
Deferred tax assets	10,630	12,214
Other non-current assets	834	844
Total non-current assets	117,242	101,871
Total assets	265,491	232,241

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	21,916	16,659
Short-term borrowings	23,136	16,441
Long-term borrowings, current portion	864	4,266
Provisions	3,435	3,800
Tax liabilities	1,389	573
Derivative financial instruments	326	1,602
Bank overdraft	9	91
Other current liabilities	30,397	29,382
Total current liabilities	81,472	72,814
Non-current liabilities
Long-term borrowings	6,299	1,304
Deferred tax liabilities	338	275
Provisions	58	54
Other non-current liabilities	2,343	2,806
Total non-current liabilities	9,038	4,439
Total liabilities	90,510	77,253
Equity
Share capital	832	831
Treasury shares	(1,967)	(1,006)
Share premium	8,887	8,495
Share based payment reserve	1,461	1,233
Capital redemption reserve	173	173
Special economic zone re-investment reserve	1,326	-
Retained earnings	157,934	144,247
Other components of equity	6,335	1,015
Total equity	174,981	154,988
Total liabilities and equity	265,491	232,241

12	Consolidated statements of cash flows

	All amounts in Indian Rupees millions
	Year ended	Year ended
	31.03.2021	31.03.2020
Particulars	(Audited)	(Audited)
Cash generated from operating activities:
Profit for the year	19,149	19,498
Adjustments for:
Tax expense/(benefit), net	9,175	(1,466)
Fair value changes and profit on sale of units of mutual funds, net	(557)	(929)
Depreciation and amortization	12,796	12,472
Impairment of non-current assets	6,768	16,767
Allowance for credit losses (on trade receivables and other advances)	230	190
Loss/(gain) on sale or de-recognition of non-current assets, net	42	68
Share of profit of equity accounted investees	(480)	(561)
Foreign exchange (gain)/loss, net	1,856	(2,168)
Interest expense, net	144	95
Equity settled share-based payment expense	584	521
Dividends income	- *	(5)
Changes in operating assets and liabilities:
Trade and other receivables	2,081	(12,446)
Inventories	(9,881)	(1,487)
Trade and other payables	2,861	1,576
Other assets and other liabilities, net	(3,349)	4,821
Cash generated from operations	41,419	36,946
Income tax paid, net	(5,716)	(7,105)
Net cash generated from operating activities	35,703	29,841

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	(9,741)	(4,846)
Proceeds from sale of property, plant and equipment	85	131
Expenditures on other intangible assets	(2,820)	(1,269)
Proceeds from sale of other intangible assets	-	259
Payment for acquisition of business	(15,514)	-
Purchase of other investments	(75,418)	(111,918)
Proceeds from sale of other investments	79,528	111,704
Dividends received from equity accounted investees	-	392
Interest and dividend received	1,220	624
Net cash used in investing activities	(22,660)	(4,923)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares (including treasury shares)	269	4
Purchase of treasury shares	(1,193)	(474)
Proceeds from short-term borrowings, net	6,791	4,235
Proceeds from long-term borrowings	3,800	-
Repayment of long-term borrowings	(3,743)	(22,918)
Payment of principal portion of lease liabilities	(754)	(482)
Dividend paid (including corporate dividend tax for the year ended 31 March 2020)	(4,147)	(3,916)
Interest paid	(1,321)	(1,608)
Net cash used in financing activities	(298)	(25,159)

Net increase / (decrease) in cash and cash equivalents	12,745	(241)
Effect of exchange rate changes on cash and cash equivalents	113	(25)
Cash and cash equivalents at the beginning of the year(1)	1,962	2,228
Cash and cash equivalents at the end of the year(2)	14,820	1,962

*	Rounded off to the nearest million.
(1)	Adjusted for bank-overdraft of Rs. 91 million and Rs. Nil for the years ended 31 March 2021 and 31 March 2020, respectively.
(2)	Adjusted for bank-overdraft of Rs. 9 million and Rs. 91 million for the years ended 31 March 2021 and 31 March 2020, respectively.

13	The Code on Social Security, 2020 (‘Code’) received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code and the rules thereunder when they come into effect.

14	On 22 October 2020, the Company experienced a cybersecurity incident related to ransomware. The Company could contain the incident in a timely fashion and has also ensured that all traces of the infection are completely cleaned from the network. All affected systems were restored and brought back to normalcy in the order of priority. Based on our forensic investigation, no evidence was found of any data breaches leading to personally identifiable information. Since then, the Company has also been focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

15	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.The Company will continue to closely monitor any material changes to future economic conditions.

16	The audited results were reviewed by the Audit Committee of the Board on 13 May 2021 and approved by the Board of Directors of the Company at their meeting held on 14 May 2021.

17	The Board of Directors, at their meeting held on 14 May 2021, have recommended a final dividend of Rs. 25 per share subject to approval of shareholders.

18	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures up to the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

19	The results for the quarter and year ended 31 March 2021 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board For Dr. Reddy's Laboratories Limited

/s/ G V Prasad
Place: Hyderabad	G V Prasad
Date: 14 May 2021	Co-Chairman & Managing Director